September 6, 2024

Chris Zolas
Chief Financial Officer
Natural Resource Partners LP
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

       Re: Natural Resource Partners LP
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 7, 2024
           File No. 001-31465
Dear Chris Zolas:

       We have reviewed your July 29, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Business and Properties, page 10

1. We note your response to prior comment two indicates, in part, that you do not have a contractual right to require that Sisecam provide to a qualified person the information necessary to produce a technical report summary pursuant to Subpart 1300 of Regulation
       S-K, and therefore, you regard this information as not "reasonably available." You further indicate, based on this assessment, that you do not believe you are required to fully comply with Subpart 1300 of Regulation S-K, in reliance on Rule 12b-21.

       However, you also state that Sisecam has agreed to assist in providing information that is
       not otherwise available    to you to the qualified person and to
cooperate with the qualified
       person in the preparation of a new technical report summary. Given
Sisecam   s willingness
       to assist in providing information and to cooperate with the qualified person, we are not in position to agree with your conclusion that necessary information is not reasonably
 September 6, 2024
Page 2

       available    to you. Accordingly, you will need to revise your
disclosure to fully comply
       with Subpart 1300 of Regulation S-K, to include filing a technical report summary with all of the content prescribed by Item 601(b)(96) of Regulation S-K.


       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding the comment.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation